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                              February 18, 2022

       Rhonda Keaveney
       Chief Executive Officer and Chief Financial Officer
       NuOncology Labs, Inc.
       PO Box 26496
       Scottsdale, AZ 85255

                                                        Re: NuOncology Labs,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed February 8,
2022
                                                            File No. 000-26113

       Dear Ms. Keaveney:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed February 8, 2022

       Risk Factors, page 5

   1. We note your response to our prior comment 4. You are correct that Rule 419 states that all registered
securities issued in connection with an offering by a blank check company, and the gross proceeds
from that offering must be deposited into either an escrow account or a separate bank
account established by a broker or dealer registered under the Exchange
                                                        Act. Under the Rule,
all money raised and the securities being offered must be placed in an escrow account or
trust, so no trading occurs prior to completing the acquisition.
                                                        Because of this, please
add risk factor disclosure to address that, in the event you offer securities pursuant to
a registration statement under the Securities Act, such offering will be subject to the
provisions of Rule 419 including provisions relating to the deposit of these securities into
escrow, the timing and conditions for release of deposited securities and funds after any
acquisition (including the need to file a post- effective amendment), and the applicable
unwinding procedures and timing in the event an acquisition is not
 Rhonda Keaveney
NuOncology Labs, Inc.
February 18, 2022
Page 2
         consummated. If you intend to issue preferred shares as consideration in a merger, and intend to rely on an exemption from registration, please also make that clear.

         In addition, we ask that you expand your risk factors to address the effect of compliance with state statutes, rules, and regulations limiting the sale of securities by blank check companies. Include details regarding any other difficulties you may encounter in attempting to raise funds as a blank check company. Please also address that your requirements to comply with Rule 419 could potentially deter a target company from entering into a business transaction with your company.
Liquidity and Capital Resources, page 12

2. We note from your revised disclosure in response to prior comment 8 in the second paragraph of this section that you "have an accumulated stockholders deficit of $0.00 as of September 30, 2021." Please revise this disclose to reconcile to your balance sheet.
Executive Compensation, page 15

3. As requested by our prior comment 11, please update your disclosure in this section for your last completed fiscal year which appears to be the fiscal year ended December 31,
         2021.
Recent Sales of Unregistered Securities, page 16

4. It does not appear that you provided revised disclosure in response to prior comment
       12. We continue to note your disclosure on page 33 that, on October 22, 2021, the
       Company issued 500,000 shares of common stock and 500,000 shares of Series A preferred stock to Small Cap Compliance, LLC. Please refer to Item 701 of Regulation S-
       K and provide all required disclosures in this section.
FirstName LastNameRhonda Keaveney
Financial Statements, page 18
Comapany NameNuOncology Labs, Inc.
5.     Please
February       update
          18, 2022    your
                    Page 2 financial statements in accordance with Rule 8-08 of Regulation S-X.
FirstName LastName
 Rhonda Keaveney
FirstName LastNameRhonda Keaveney
NuOncology  Labs, Inc.
Comapany18,
February  NameNuOncology
            2022         Labs, Inc.
February
Page 3 18, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kristin Lochhead at (202) 551-3664 or Jeanne Baker at
(202) 551-
3691 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Tim Buchmiller at
(202) 551-
3635 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences